BRITVIC plc

RECEIVED

2007 AUG -1 P 1:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

27 July 2007

Tel: 01245 504482
Fax: 01245 504077

Via Airmail

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street
NE Washington
DC 20549
USA

07025720

SUPPL

Dear Sirs

EXEMPTION PURSUANT TO RULE 12g3-2(b)
BRITVIC plc – FILE NO: 82-35035

Below is a summary of all regulatory announcements made by the Company to the London Stock Exchange since 3 July 2007 up to the present date. Copies of these announcements are attached.

12:40 20-Jul-07	Britvic plc	Holding(s) in Company	RNS
12:16 16-Jul-07	Britvic plc	Director/PDMR Shareholding	RNS
16:10 12-Jul-07	Britvic plc	Holding(s) in Company	RNS
15:09 10-Jul-07	Britvic plc	Director/PDMR Shareholding	RNS
11:57 10-Jul-07	Britvic plc	Holding(s) in Company	RNS
12:19 06-Jul-07	Britvic plc	Holding(s) in Company	RNS
16:34 04-Jul-07	Britvic plc	Change - Director Particulars	RNS

Please note that no filings were made to the Registrar of Companies in England and Wales in the same period.

Yours faithfully

John Price

John Price

PROCESSED
AUG 08 2007
THOMSON
FINANCIAL

8/7

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RECEIVED
2007 AUG -1 P 1:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Britvic plc
TIDM	BVIC
Headline	Holding(s) in Company
Released	12:40 20-Jul-07
Number	6123A

RNS Number:6123A
Britvic plc
20 July 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issue of existing shares to which voting rights are attached (ii) — BRITVIC plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify): ( )

3. Full name of person(s) subject to the notification obligation (iii):
AVIVA PLC & ITS SUBSIDIARIES

4. Full name of shareholder(s) (if different from 3) (iv):
BNY NORWICH UNION NOMINEES LIMITED
CHASE GA GROUP NOMINEES LIMITED
CUIM NOMINEE LIMITED

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v): 18 July 2007

6. Date on which issuer notified: 19 July 2007

7. Threshold(s) that is/are crossed or reached: 2% to 3% Change at Direct Interest Level

8. Notified details:

A: VOTING RIGHTS ATTACHED TO SHARES

Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering Transaction		Resulting situation after the triggering transaction		
	Number of shares	Number of voting rights	Number of shares	Number of voting rights	% of voting rights

			Direct	Direct	Indirect	Direct	Indirect
GB00B0N8QD54	Below 3%	Below 3%	6,507,470	6,507,470	Not disclosable	3.01%	Not disclosable

B: FINANCIAL INSTRUMENTS

Resulting situation after triggering transaction

Type of Financial Instrument	Expiration date	Exercise / conversion period / date	Number of voting rights that may be acquired if the instrument is exercised / converted	% of voting rights
N/A				

TOTAL A + B

Number of voting rights	% of voting rights
6,507,470	3.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Name of Company/Fund	No. of Shares	% of issued capital	Direct/Indirect
BNY Norwich Union Nominees Limited	628,400	0.29	Direct
Chase GA Group Nominees Limited	5,420,670	2.51	Direct
CUIM Nominee Limited	458,400	0.21	Direct

Proxy Voting

10. Name of proxy holder: -

11. Number of voting rights proxy holder will cease to hold: -

12. Date on which proxy holder will cease to hold voting rights: -

13. Additional Information: -

14. Contact Name: John Price, Company Secretary, Britvic plc

15. Contact telephone number: +44 (0)1245 261871

ANNEX TO NOTIFICATION OF MAJOR INTERESTS IN SHARES (xvi)

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED

2007 AUG -1 P 1:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Britvic plc
TIDM	BVIC
Headline	Director/PDMR Shareholding
Released	12:16 16-Jul-07
Number	2994A

RNS Number:2994A
Britvic plc
16 July 2007

Britvic plc

16 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ("the Company") was notified on 13 July 2007, in order to satisfy Disclosure Rule 3.1.2, that, Paul Moody and John Gibney, both executive directors of the Company, each acquired on 13 July 2007 at the price of 3.53p per ordinary share of 20 pence each, 5,000 ordinary shares, each acquisition representing 0.002 per cent of the Company's issued share capital.

John Price
Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED
2007 AUG -1 P 1:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Britvic plc
TIDM	BVIC
Headline	Holding(s) in Company
Released	16:10 12-Jul-07
Number	1715A

RNS Number:1715A
Britvic plc
12 July 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(1):	BRITVIC plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation(1):	AXA SA, 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) (if different from 3.)(1):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different)(1):	10/07/2007
6. Date on which issuer notified:	12/07/2007
7. Threshold(s) that is/are crossed or reached:	4% (See note below)
8. Notified details:	This notification was triggered by a change in the 'Direct % of voting rights' threshold only (crossing over the 4% threshold). The 'aggregate % voting rights' threshold of 12% is unchanged.

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction (ii)		Resulting situation after the triggering transaction(iii)				
if possible using the ISIN CODE	Number of Shares	Number of Voting Rights viii	Number of shares Direct	Number of voting rights ix Direct x	Indirect xi	% of voting rights Direct	Indirect
Ord	27,420,427	27,420,427	8,616,384	8,616,384	18,588,208	3.99%	8.60%

B0N8QD5

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
-	-	-	-	-

Total (A+B)

Number of voting rights	% of voting rights
27,204,592	12.59%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Name of Company/Fund	No. of Shares	% of issued capital	Direct/Indirect
AXA Sun Life plc (formerly Axa Equity & LawLife Assurance Society plc)	567,055	0.26248	Direct
Sun Life Unit Assurance Ltd A/c X	95,384	0.04415	Direct
Sun Life Unit Assurance Ltd A/c X	238,461	0.11038	Direct
Sun Life Unit Assurance Ltd A/c X	238,462	0.11038	Direct
PPP Healthcare Group plc	62,500	0.02893	Direct
Sun Life Pensions Management Ltd	75,000	0.03472	Direct
Sun Life Pensions Management Ltd A/c	238,462	0.11038	Direct
Sun Life Assurance Society Plc	236,000	0.10924	Direct
AXA Insurance UK	212,500	0.09836	Direct

AXA UK Group Pension Scheme	100,000	0.04629	Indirect
AXA Financial, Inc	18,340,508	8.48949	Indirect
Sun Life International (IOM) Ltd.	750,000	0.34716	Direct
AXA Financial, Inc	147,700	0.06837	Indirect
Sun Life Pensions Management Ltd	57,535	0.02663	Direct
Sun Life Unit Assurance Ltd LTAV UK Equity	52,883	0.02448	Direct
Sun Life Unit Assurance Ltd ABL High Alpha	210,200	0.09730	Direct
Sun Life Unit Assurance Ltd FTSE All Share Tracker	37,676	0.01744	Direct
Sun Life Pensions Management LTAV UK Equity	346,103	0.16020	Direct
Sun Life Pensions Management ABL High Alpha	1,014,200	0.46945	Direct
Sun Life Pensions Management FTSE All Share Tracker	190,635	0.08824	Direct
ASL With Profit Transition Fund	1,860,097	1.15461	Direct
SLAS With Profit Transition	2,133,231	0.98743	Direct
Total Direct	8,616,384	3.98837	
Total Indirect	18,588,208	8.60415	
TOTAL	27,204,592	12.59252	

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: -

14. Contact name: John Price, Company Secretary, Britvic plc

15. Contact telephone number: +44 (0) 1245 261871

Notes

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

X Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

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Company	Britvic plc
TIDM	BVIC
Headline	Director/PDMR Shareholding
Released	15:09 10-Jul-07
Number	9958Z

RNS Number:9958Z
Britvic plc
10 July 2007

Britvic plc

10 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ("the Company") was notified on 9 July 2007, that the following transactions took place in relation to the Britvic Share Incentive Plan ("SIP") on 6 July 2007. The SIP is an all-employee trust arrangement approved by HM Revenue and Customs, under which employees are able to buy ordinary shares in the Company of 20p each, using deductions from salary in each 4-week pay period, and receive allocations of matching free ordinary shares ("matching shares").

1. The SIP trust acquired 27,991 ordinary shares by purchase in the market on 6 July 2007 at a total cost of £110,869.62, and allocated them to employees participating in the SIP as matching shares. Paul Moody and John Gibney, as executive directors, were deemed to become interested in these shares on acquisition, and to cease to be interested in them on allocation.

2. The following directors and persons discharging managerial responsibilities purchased the number of ordinary shares of 20p set out against their names below, at a price of £3.90p per ordinary share, and were allocated for no consideration the number of matching shares set out against their names below:

Name	Role	Number of ordinary shares purchased	Number of matching shares
Paul Moody	Executive Director	30	19
John Gibney	Executive Director	30	19
Andrew Richards	PDMR	29	19
Doug Frost	PDMR	29	19
Alan Beaney	PDMR	29	19
Martin Rose	PDMR	29	19
Andrew Marsden	PDMR	30	19

This notification is made in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2.

John Price
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Britvic plc
TIDM	BVIC
Headline	Holding(s) in Company
Released	11:57 10-Jul-07
Number	9761Z

RNS Number:9761Z
Britvic plc
10 July 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(1): BRITVIC plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation(1): AXA SA, 25 Avenue Matignon, 75008 Paris and its group of companies

4. Full name of shareholder(s) (if different from 3.)(1): N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different)(1): 05/07/2007

6. Date on which issuer notified: 06/07/2007

7.
Threshold(s) that is/are crossed or reached: 13%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if	Situation previous to the Triggering transaction (ii)		Resulting situation after the triggering transaction(iii)		
	Number of	Number of	Number of	Number of voting	% of voting rights

possible using the ISIN CODE	Shares	Voting Rights viii	shares Direct	rights ix Direct x	Indirect xi	Direct	Indirect
Ord	28,168,895	28,168,895	9,250,687	9,250,687	18,588,208	4.28%	8.60%

B0N8QD5

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
-	-	-	-	-

Total (A+B)

Number of voting rights	% of voting rights
27,838,895	12.89%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Name of Company/Fund	No. of Shares	% of issued capital	Direct/Indirect
AXA Sun Life plc (formerly Axa Equity & Law Life Assurance Society plc)	567,055	0.26248	Direct
Sun Life Unit Assurance Ltd A/c X	95,384	0.04415	Direct
Sun Life Unit Assurance Ltd A/c X	238,461	0.11038	Direct
Sun Life Unit Assurance Ltd A/c X	238,462	0.11038	Direct
PPP Healthcare Group plc	62,500	0.02893	Direct
Sun Life Pensions Management Ltd	75,000	0.03472	Direct
Sun Life Pensions Management Ltd A/c	238,462	0.11038	Direct
Sun Life Assurance Society Plc	236,000	0.10924	Direct
AXA Insurance UK	212,500	0.09836	Direct
AXA UK Group Pension Scheme	100,000	0.04629	Indirect
AXA Financial, Inc	18,340,508	8.48949	Indirect

Sun Life International (IOM) Ltd.	750,000	0.34716	Direct
AXA Financial, Inc	147,700	0.06837	Indirect
Sun Life Pensions Management Ltd	57,535	0.02663	Direct
Sun Life Unit Assurance Ltd LTAV UK Equity	52,883	0.02448	Direct
Sun Life Unit Assurance Ltd ABL High Alpha	210,200	0.09730	Direct
Sun Life Unit Assurance Ltd FTSE All Share Tracker	37,676	0.01744	Direct
Sun Life Pensions Management LTAV UK Equity	346,103	0.16020	Direct
Sun Life Pensions Management ABL High Alpha	1,014,200	0.46945	Direct
Sun Life Pensions Management FTSE All Share Tracker	190,635	0.08824	Direct
ASL With Profit Transition Fund	2,494,400	1.15461	Direct
SLAS With Profit Transition	2,133,231	0.98743	Direct

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: -

14. Contact name: John Price, Company Secretary, Britvic plc

15. Contact telephone number: +44 (0) 1245 261871

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Company	Britvic plc
TIDM	BVIC
Headline	Holding(s) in Company
Released	12:19 06-Jul-07
Number	8142Z

RECEIVED 2007 AUG -1 P 1:20 OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:8142Z
Britvic plc
06 July 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(1):	BRITVIC plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation(1):	Barclays Global Investors
4. Full name of shareholder(s) (if different from 3.)(1):	Barclays Global Investors Ltd Barclays Global Investors N.A
5. Date of the transaction (and date on which the threshold is crossed or reached if different)(1):	03 July 2007
6. Date on which issuer notified:	04 July 2007
7. Threshold(s) that is/are crossed or reached:	4% to 5%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (ii) Number of Shares	Number of Voting Rights viii	Resulting situation after the triggering transac (iii) Number of shares Direct	Number of voting rights ix Direct x	Indirect xi	% of voting rig Direct	Indirec
GB00BON8QD54	5,475,665	5,475,665	10,848,670	0	10,848,670	0.00	5.02

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of vo rights
-	-	-	-	-

Total (A+B)

Number of voting rights	% of voting rights
10,848,670	5.02

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
   Barclays Global Investors Ltd
   Barclays Global Investors, N.A.
   Proxy Voting:

10. Name of the proxy holder: -

11. Number of voting rights proxy holder will cease to hold: -

12. Date on which proxy holder will cease to hold voting rights: -

13. Additional information:

14. Issuer Contact name: John Price, Company Secretary, Britvic plc

15. Contact telephone number: +44 (0) 1245 261871

Notes

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

X Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

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2007 AUG -1 P 1:20

Company	Britvic plc
TIDM	BVIC
Headline	Change in Dir's Particulars
Released	16:34 04-Jul-07
Number	6782Z

RNS Number:6782Z
Britvic plc
04 July 2007

Britvic plc

4 July 2007

CHANGE IN DIRECTOR'S PARTICULARS

Pursuant to Listing Rule 9.6.14, the Company advises that Gerald Corbett (Non-Executive Chairman) was appointed Chairman of Moneysupermarket.com Group Limited on 28 June 2007 and he will be taking up the appointment of Chairman of the Board of Trustees of RNID at the RNID's AGM on 26 October 2007.

John Price
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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